[INTERPLAY ENTERTAINMENT CORP LETTERHEAD]



Office of the Secretary                                 November 14, 2005

Securities and Exchange Commission
100 F.Street North East
Washington , D.C. 20549-0406

RE : Interplay Entertainment Corp. (IPLY)
     Form 10-K for the Fiscal Year ended December 31, 2004
     Form 10-Q for the Fiscal Quarter ended March 31, 2005
     File No. 000-27338


Dear Sir/ Madam:

Interplay Entertainment Corp. has the following responses to the letter dated August 10, 2005.

Question #1: Item 9A Controls and Procedures, page 38, Form 10-K for the Fiscal Year December 31, 2004.

The controls and procedures were of limited effectiveness as a consequence of Interplay Entertainment Corp. being evicted from their premises by its landlord in mid 2004. Subsequently the Company established a new office, reinstated computer systems and gathered historical files for the reporting of the 10-K. Today, we conclude that the Company's disclosure controls and procedures were effective as of December 31, 2004.

Question #2.

On January 18, 2005, the Controller at that time, Jim Madden, resigned, causing Squar Milner to note a material weakness. Management appointed a new Controller to takeover the reporting duties from the previous Controller and hired additional temporary accounting staff.

Question #3.

The new Controller started with Interplay Entertainment Corp. during the March 31, 2005 quarter. There was no assurance that he had sufficient knowledge of the Company's prior matters and affairs to be able to alert management of material information required to be included in this report. Today we conclude disclosure controls and procedures were effective in preparing the report correctly. The Company has taken steps to remediate the material weaknesses by relocating to new offices, hiring a new Controller, gathering archives and reinstalling all computer systems.



     1682 Langley Avenue < Irvine < CA < 92606 < USA < PHONE: 310/432.1958
                              < FAX: 310/432.1959

Question #4:

Our disclosure controls and procedures are indeed designed to provide reasonable assurance of achieving their objectives.



Sincerely,

/s/ Herve Caen
-----------------------
Herve Caen
Chairman & CEO


Cc: Christopher White